EXHIBIT 4.5

DESCRIPTION OF SECURITIES OF DIGITAL LOCATIONS, INC.

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following information is a summary of information concerning the common stock, par value $0.001 per share (“Common Stock”), of Digital Locations, Inc. (“we,” "our,” or “us”) and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Certificate of Amendment to Articles of Incorporation, as amended from time to time (the “Articles of Incorporation”), and Bylaws, as amended from time to time (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.5 is a part.

Authorized Capital Stock

Pursuant to our Articles of Incorporation, our capital stock consists of 2,000,000,000 shares of Common Stock, and 20,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”), 30,000 of which is designated as Series B Preferred Stock; and 45,000 of which is designated as Series E Preferred Stock.

Common Stock Voting, Dividends and Liquidation Rights

We are authorized to issue 2,000,000,000 shares of Common Stock, $0.001 par value per share.

Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of our company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares.

Preferred Stock

Preferred Stock

Our Articles of Incorporation authorizes our Board of Directors to issue preferred stock from time to time with such designations, preferences, conversion or other rights, voting powers, restrictions, dividends or limitations as to dividends or other distributions, qualifications or terms or conditions of redemption as shall be determined by the Board of Directors for each class or series of stock. Preferred stock is available for possible future financings or acquisitions and for general corporate purposes without further authorization of stockholders unless such authorization is required by applicable law or other securities exchange or market on which our stock is then listed or admitted to trading.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, under some circumstances, have the effect of delaying, deferring or preventing a change-in-control of the Company.

Series B Preferred Stock

On March 2, 2016, the Company filed a Certificate of Designation for its Series B Preferred Stock (the “Series B Certificate”) with the Secretary of State of Nevada designating 30,000 shares of its authorized preferred stock as Series B Preferred Stock. The shares of Series B Preferred Stock have a par value of $0.001 per share.

Series E Preferred Stock

On April 2, 2021, the Company filed a Certificate of Designation with the State of Nevada designating 45,000 shares of its authorized preferred stock as Series E Preferred Stock. The shares of Series E Preferred Stock have a par value of $0.001 per share and a stated face value of $100 per share. Holders of the Series E Preferred Stock have the right, at any time, to convert shares of Series E Preferred Stock into shares of Common Stock at a conversion price of $0.0015 per share.

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